U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON D.C.  20549


                            FORM 12b-25

                    SEC FILE NUMBER:  000-23901


                           CUSIP NUMBER:

                    NOTIFICATION OF LATE FILING

                            (CHECK ONE)


 X FORM 10-K  _ FORM 20-F  _ FORM 11-K  _ FORM 10-Q  _ FORM N-SAR

 _ Form N-CSR

 For Period Ended:  December 31, 2003

 _ Transition Report on Form 10-K

 _ Transition Report on Form 20-F

 _ Transition Report on Form 11-K

 _ Transition Report on Form 10-Q

 _ Transition Report on Form N-SAR

 For the Transition Period Ended:   __________________________



Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________

===============================================================
Part I - Registrant Information
===============================================================

GSV, Inc.
_______________________________________________________________
Full Name of Registrant


_______________________________________________________________
Former Name if Applicable

191 Post Road West
_______________________________________________________________
Address of Principal Executive Office (street and number)

Westport, CT  06880
_______________________________________________________________
City, State and Zip Code



==============================================================
Part II - Rules 12b-25 (b) and (c)
==============================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25
(b), the following should be completed. (Check Box if appropriate) X


(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

===============================================================
Part III - Narrative
===============================================================

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The registrant's 10-KSB cannot be filed without unreasonable effort and expense to obtain the appropriate third party verifications of income and expense related to the registrant's oil and gas investments.


===============================================================
PART IV - OTHER INFORMATION
===============================================================

(1) Name and telephone number of person to contact in regard to this notification

name:   Gilad Gat

area code and phone number:  (203) 221-2690


(2) have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

__X__  yes

_____  no


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

__X__ yes

_____ no

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


In the third quarter of 2003, the Company invested in Century Royalty LLC, which owns investments in oil and gas properties. The operations of Century Royalty LLC will be included in consolidated operations beginning in the third quarter. In addition, the obligation of Lumbermen's Mutual Casualty Company, d/b/a Kemper Insurance Company, to guarantee the payment of rent under GSV's sublease of its former Jersey City, New Jersey office space to Nekema.com expired in May 2003, and consequently, GSV's 2003 operating results will include only five months of sublease income, as compared with 12 months in 2002.



This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws including statements relating to our anticipated financial results, anticipated changes in results of operations for 2003 compared to 2002 and the anticipated filing date of the Company's 10-KSB. Investors are cautioned that actual events and results could differ materially from these statements as a result of a number of factors, including the possible need to make further accounting adjustments and the Company's ability to file its 10-KSB on or before the 15th day following the prescribed due date. The Company does not intend to update or revise any forward looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


GSV, Inc.
__________________________________________________
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE March 31, 2004       BY /S/ Gilad Gat
                                 President, Principal
                                 Financial Officer